

Mail Stop 3233

November 12, 2015

Via E-mail
Mr. Danny Prosky
Interim Chief Financial Officer
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA 92612

> **Re: Griffin-American Healthcare REIT III, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 19, 2015**
> **File No. 333-186073**
>
> **Form 8-K**
> **Filed September 15, 2015**
> **File No. 000-55434**

Dear Mr. Prosky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you have completed a number of acquisitions during fiscal year 2015. Please provide us with the results of the three tests to measure the significance of the acquired business under Rule 3-05 of Regulation S-X. To the extent that any of the resulting calculations exceeded 20%, tell us how you considered the financial statement requirements under Rule 3-05(b)(2) for each completed or probable acquisition during 2015.

Form 10-K for the fiscal year ended December 31, 2014

Property Acquisitions, page 102

2.   We note your disclosure related to below market leases. Please explain to us your basis for only considering leases with renewal rates that are more than five percent below the market rent estimate during the renewal period to be below-market lease intangibles. Discuss your analysis of historical renewal rates that supports this methodology and quantify the amount of leases that were excluded from the below-market lease intangibles that were below the five percent threshold.

Form 8-K filed on September 15, 2015

Exhibit 99.1 Press Release, dated September 15, 2015

3.   We note that you entered into a definitive agreement to acquire Trilogy Investors LLC, for approximately $1.125 billion pursuant to a joint venture with NorthStar Healthcare Income, Inc. Please tell us when you anticipate filing the financial statements pursuant to Rule 3-05 of Regulation S-X for this acquisition or explain to us why financial statements are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities